March 13, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Ruairi Regan / David Link
Steve Lo / Joel Parker

Re:	Canada Goose Holdings Inc.
Registration Statement on Form F-1 (File No. 333-216708)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Canada Goose Holdings Inc., a British Columbia corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on March 15, 2017, or as soon as possible thereafter.

The Company hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

(iii)	it is the staff’s position that the Company may not assert staff comments and the declaration of effectiveness of the registration statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Rachel Phillips of Ropes & Gray LLP, counsel to the Company, at (212) 841-8857 as soon as the registration statement has been declared effective.

Very truly yours,

Canada Goose Holdings Inc.

By:	/s/ John Black
Name:	John Black
Title:	Chief Financial Officer

[Signature Page to Acceleration Request]